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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8-44363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AKIN BAY COMPANY LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES RYBAKOFF (212) 583-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK ACCOUNTANTS CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

45-22 43RD AVENUE (Address) SUNNYSIDE (City) NY (State) 11104 (Zip Code)

SEC / TM
RECEIVED
2016 MAR -1 PM 2:01

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB JG

OATH OR AFFIRMATION

I, JAMES RYBAKOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AKIN BAY COMPANY LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



CLORISE BEASLEY
Notary Public - State of New York
NO. 01BE6175044
Qualified in Bronx County
My Commission Expires 04/04/2017

Notary Public

Signature

PRESIDENT

Title

SWORN TO BEFORE ME THIS DAY OF 26th Feb 2016
STATE OF NEW YORK
COUNTY OF New York }S.S.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BK Accountants CPAs, PLLC

45-22 43rd AVENUE

Sunnyside, NY 11104

www·bkpartnerscpas·com

To the Member of
Akin Bay Company LLC
New York, NY

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Akin Bay Company LLC as of December 31 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor

considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Akin Bay Company LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America and that of the standards of the PCAOB.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BK Accountants CPAs, PLLC

Sunnyside, New York
February 24, 2016

AKIN BAY COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash	$	23,104
Due from member		100
Property and equipment, net of accumulated depreciation		42,144
Security deposit		16,148
Prepaid expenses		31,752
Total Assets	**$**	**113,248**
Liabilities and Members' Equity		
Liabilities - accounts payable and accrued expenses	$	9,589
Members' equity		103,659
Total Liabilities and Members' Equity	**$**	**113,248**

See accompanying notes to the financial statements.

AKIN BAY COMPANY LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues	
Investment banking income	$ 3,643,519
Expenses	
Consulting fees	386,666
Rent and occupancy costs	168,577
Professional fees	164,872
Wages and salaries	55,126
Office supplies and expenses	40,197
Travel and entertainment	36,771
Insurance	32,474
Automobile	30,053
Depreciation	27,752
Employee benefits	19,956
Regulatory and compliance	5,876
Telephone	4,415
Payroll taxes	3,957
Advertising	1,960
Dues and subscriptions	1,751
Other operating expenses	41,152
	1,021,555
Income before income taxes	2,621,964
Income taxes	62,650
Net income	**$ 2,559,314**

See accompanying notes to the financial statements.

AKIN BAY COMPANY LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	James Rybakoff	Blair Holdings, Inc.	Total Members' Equity
Balance at January 1, 2015	$ 42,539	$ (65)	$ 42,474
Members contributions	574,445	-	574,445
Members distributions	(3,072,574)	-	(3,072,574)
Net income	2,533,721	25,593	2,559,314
Balance at December 31, 2015	$ 78,131	$ 25,528	$ 103,659

See accompanying notes to the financial statements.

AKIN BAY COMPANY LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net income	$ 2,559,314
Adjustments to reconcile net income to net cash flows provided by operating activites:	
Depreciation	27,752
(Increase) decrease in operating assets:	
Prepaid expenses	(19,461)
Increase (decrease) in operating liabilities:	
Liabilities - accounts payable and accrued expenses	(62,152)
Total adjustments	(53,861)
Net cash provided by operating activities	2,505,453
Cash flows from investing activities:	
Acquisition of property and equipment	(2,288)
Net cash used in investing activities	(2,288)
Cash flows from financing activities:	
Member contributions	574,445
Member distributions	(3,072,574)
Net cash used in financing activities	(2,498,129)
Net increase in cash and cash equivalents	5,036
Cash, beginning of year	18,068
Cash, end of year	$ 23,104
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 1,752
Income taxes	$ 62,650

See accompanying notes to the financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Akin Bay Company LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on June 19, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily engages in providing investment banking and advisory services to its clients. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Leasehold improvements	Lease term
Office equipment	5
Furniture and fixtures	5

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition

Investment banking income, which includes investment advisory and other fees, is recognized when the transaction closes and realization is reasonably assured.

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company remains liable for New York City Unincorporated Business tax. As of December 31, 2015, the Company's tax years for 2014, 2013 and 2012 are subject to examination by the tax authorities.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2015, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 24, 2016, which is the date the financial statements were available to be issued.

2) COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

3) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2015.

Leasehold improvements	$ 78,285
Office equipment	58,786
Furniture and fixtures	60,893
	197,964
Less: accumulated depreciation	155,820
	$ 42,144

4) RELATED PARTY TRANSACTIONS

Blair Holdings, Inc.

Pursuant to an agreement dated December 23, 2013, Blair Holdings, Inc. agreed to purchase ten (10) units of interest in the Company equal to a one percent (1%) ownership interest for the sum of $100. Blair Holdings, Inc. is solely owned by the other member. The amount remained due from the member at year-end.

5) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2015, there were no uninsured balances.

For the year ended December 31, 2015, 91% of the Company's investment banking income was received from two customers.

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

6) COMMITMENTS

The Company leases its office space under the terms of a non-cancelable operating lease expiring on January 31, 2017. The Company also leases an automobile under a non-cancelable operating lease expiring on September 4, 2017.

Future minimum lease payments under the non-cancelable leases are as follows:

December 31,	
2016	$ 170,582
2017	24,682
Thereafter	-
Total	$ 195,264

7) CONTINGENCIES

The Company has been a defendant in a lawsuit brought by a party who provided a loan to one of the Company's past clients in a financing deal facilitated by the Company. The complaint alleged negligent misrepresentation, claiming that the Company knew or should have known of material inaccuracies in its past client's financial information, which induced it to make the loan in reliance on such misinformation. This lawsuit was terminated voluntarily by the plaintiff after a series of Florida court rulings favorable to the Company. The plaintiff in another matter lost in the Florida courts a series of key procedural rulings, and its right to appeal has since expired. The Company believes that should there be any future proceedings in these matters, it has meritorious defenses which the Company intends to pursue vigorously. Because the ultimate outcome of any such proceedings is not presently determinable or estimable, no loss has been included in the accompanying financial statements.

8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $13,515 which is $8,515 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2015 was 0.71 to 1.

9) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

AKIN BAY COMPANY LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2015

Total member's equity		$	103,659
Non-allowable assets, deductions and charges:			
Due from member	100		
Property and equipment, net	42,144		
Security deposit	16,148		
Prepaid expenses	31,752		
Total non-allowable assets, deductions and charges			90,144
Net capital			13,515
Computation of basic net capital requirements			
Minimum net capital required (6 2/3% of aggregate indebtedness of 9,589)		$	639
Minimum dollar net capital requirement			5,000
Minimum capital required			5,000
Excess net capital		$	8,515
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$	12,556
Computation of aggregate indebtedness			
Total aggregate indebtedness in the statement of financial condition		$	9,589
Percentage of aggregate indebtedness to net capital			71%
Ratio of aggregate indebtedness to net capital			0.71% to 1

See accompanying independent auditors' report

AKIN BAY COMPANY LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2015

Net capital, as reported in Company's Part IIA unaudited Focus Report	$	18,186
Differences due to audit adjustments		(4,671)
Net capital, per report pursuant to Rule 17a - 5(d)	$	13,515

See accompanying independent auditors' report

AKIN BAY COMPANY LLC
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2015

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

AKIN BAY COMPANY LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2015

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.



BK Accountants CPAs, PLLC

45-22 43RD Avenue
Sunnyside, NY 11104
www·bkpartnerscpas·com
(718) 392 0240

To the Board of Directors
Akin Bay Company LLC
New York, NY

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Akin Bay Company LLC's Exemption Report, in which Akin Bay Company LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Akin Bay Company LLC claimed an exemption from 17 C.F.R. § 240.15cc3-3:(k)(2)(ii) (the "exemption provisions") and Akin Bay Company LLC stated that Akin Bay Company met the identified exemption provisions throughout the most recent fiscal year without exception. Akin Bay Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Akin Bay Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) if Rule 15c3-3 under the Securities Act of 1934.

BK Accountants CPAs, PLLC

BK Accountants CPAs, PLLC
Sunnyside, New York
Date 2/25/16

Akin Bay Company LLC Exemption Report

Akin Bay Company LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, at the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3throughout the most recent fiscal year without exception.

Akin Bay Company LLC

I, James Rybakoff, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



By: James Rybakoff
Title: CEO
February 25, 2016



BK Accountants CPAs, PLLC

45-22 43RD AVENUE
Sunnyside, NY 11104
www·bkpartnerscpas·com
(718) 392 0240

Independent Accountant's Report on Applying Agreed-Upon Procedures

Related to an Entity's SIPC Assessment Reconciliation

To the Member
Akin Bay Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Akin Bay Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Akin Bay Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Akin Bay Company, LLC's management is responsible for Akin Bay Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the check register provided by the Company, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules
4. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company, noting no differences;
5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

6. Observed that there were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such as opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BK Accountants CPAs, PLLC

Sunnyside, New York
February 24, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******366*******************ALL FOR AADC 100
044363 FINRA DEC
AKIN BAY COMPANY LLC
780 3RD AVE
NEW YORK NY 10017-2024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Rybakoff
212-583-9800 Ext. 10

2. A. General Assessment (item 2e from page 2) $ 9,108.79

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,481.62)

7/28/2015
Date Paid

C. Less prior overpayment applied (10.60)

D. Assessment balance due or (overpayment) 6,616.57

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,616.57

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,616.57

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NA

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Akin Bay Company LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 2016.

President and CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,643,519.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0 (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 3,643,519.00
2e. General Assessment @ .0025	$ 9,108.79

(to page 1, line 2.A.)

AKIN BAY COMPANY LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

	Page
Facing Page to Form X-17 A-5	1
Affirmation	2
Independent Auditors' Report	3-4
Financial Statements	
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Members' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-12
Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission	
Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1	13
Schedule of Reciliation of Net Capital per FOCUS Report with Audit Report	14
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3	15
Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3	16
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	17-18
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	19-22

AKIN BAY COMPANY LLC

780 THIRD AVENUE
NEW YORK, NEW YORK 10017-2024

TELEPHONE:
(212) 583-9800
FACSIMILE:
(212) 583-1125
WWW.AKINBAY.COM

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
404

February 26, 2016

VIA FEDERAL EXPRESS

Carol Charnock
U. S. Securities and Exchange Commission
Division of Traduing & Markets
100 F Street, N.E.
Washington, D.C. 20549 (2 counterparts)

Sandy Sadwin, Senior Staff Accountant
U.S. Securities and Exchange Commission
New York Regional Office
Broker Dealer Inspection Program
Brookfield Place
200 Vesey Street, Suite 401
New York, NY 10281-1022 (1 counterpart)

RECEIVED
MAR -1 PM 2:01
SEC / TM

Re: Akin Bay Company LLC (CRD# 29493)(SEC Reg. No. 8-44363)- Annual Audit Report Year Ended December 31, 2015

Dear Sirs:

Enclosed herewith are signed counterparts of this firm's annual audit report pursuant to Rule 17a-5(d)(1), in the numbers noted for each recipient. Included as well are the reports of our independent accountants on financial controls (re: Rule 15c3-3) and on our SIPC Assessment Reconciliation (together with a Conformed Copy of our SIPC-7 filing).

Very truly yours,



James B. Rybakoff
President and CEO

Encl: a/s